EXHIBIT 99.1

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
June 30, 2009 and December 31, 2008
(unaudited, 000‘s of Canadian dollars)

	June 30, 2009	December 31, 2008

Assets
Current Assets
Cash and cash equivalents	$775	$8,099
Short-term deposits	25,152	30,895
Amounts receivable and prepaid expenses	237	238
Marketable securities	689	91

	26,853	39,323

Mineral Interests (Note 3)	74,550	69,029
Reclamation Deposits	1,550	1,325
Property and Equipment	105	125

	$103,058	$109,802

Liabilities
Current Liabilities
Accounts payable and accruals	$2,776	$3,369
Income taxes payable	-	5,326

	2,776	8,695

Provision for Reclamation Liabilities	2,085	1,999

	4,861	10,694

Shareholders' Equity
Share Capital (Note 4)	110,910	110,221
Stock Options (Note 4)	6,481	6,034
Contributed Surplus	126	20
Deficit	(19,337)	(17,062)
Accumulated Other Comprehensive Income (Loss)	17	(105)

	98,197	99,108

	$103,058	$109,802

                         Subsequent Events – Note 3

On Behalf of the Board of Directors

“Rudi Fronk” —————————————— Rudi P. Fronk Director	“James Anthony” —————————————— James S. Anthony Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended June 30, 2009 and 2008
(unaudited, 000‘s of Canadian dollars, except income per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Expenditures
Corporate and general	$1,521	$1,611	$2,697	$2,921
Interest income	(145)	(169)	(312)	(408)
Gain on sale of marketable securities	(115)	-	(115)	-
Foreign exchange (gains) losses	17	19	5	(14)

Loss Before Income Taxes	1,278	1,461	2,275	2,499
Income tax recoveries	-	(156)	-	(288)

Net Loss for Period	1,278	1,305	2,275	2,211
Deficit, Beginning of Period	18,059	28,257	17,062	27,351

Deficit, End of Period	$19,337	$29,562	$19,337	$29,562

Loss per Share - basic and diluted	$0.03	$0.03	$0.06	$0.06

Weighted Average Number of Shares Outstanding	37,411,185	37,313,855	37,401,185	37,306,022

Consolidated Statements of Comprehensive Loss
For the Periods Ended June 30, 2009 and 2008
(unaudited, 000's of Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net Loss for Period	$1,278	$1,305	$2,275	$2,211
Other Comprensive Loss (Income)
Reclassification for gains and losses in net loss for period	80	-	(72)	-
Unrecognized gains and losses on financial assets	(51)	15	(50)	80

Comprehensive Loss	$1,307	$1,320	$2,153	$2,291

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended June 30, 2009 and 2008
(unaudited, 000's of Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Balance, Beginning of Period	$46	$6	$(105)	$(59)
Other Comprehensive Income (Loss)	(29)	15	122	80

Balance, End of Period	$17	$21	$17	$21

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended June 30, 2009 and 2008
(unaudited, 000‘s of Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Cash Provided from (Used for) Operations
Net loss for period	$(1,278)	$(1,305)	$(2,275)	$(2,211)
Items not involving cash
Gain on sale of marketable securities	(115)	-	(115)	-
Stock option compensation	429	776	716	1,304
Accretion	43	40	86	80
Amortization	10	10	20	19
Foreign exchange	-	-	-	-
Income tax recoveries	-	(156)	-	(288)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(114)	177	1	147
Accounts payable and accruals	89	168	(168)	(94)
Income taxes payable	-	-	(5,326)	-

	(936)	(290)	(7,061)	(1,043)

Investing Activities
Mineral interests	(1,904)	(2,403)	(6,044)	(5,320)
Property and equipment	-	9	-	9
Reclamation deposits	(249)	20	(249)	20
Marketable securities increase - net	(239)		(239)
Short-term deposits	3,391	-	5,743	11,557

	999	(2,374)	(789)	6,266

Financing Activities
Issue of share capital (Note 4)	95	364	526	368

Net Cash Provided	158	(2,300)	(7,324)	5,591
Cash and Cash Equivalents, Beginning of Period	617	21,371	8,099	13,480

Cash and Cash Equivalents, End of Period	$775	$19,071	$775	$19,071

Changes in Accounts Receivable and
Liabilities in Mineral Interests	$1,886	$1,020	$(425)	$721

Notes to the Consolidated Financial Statements
At June 30, 2009
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2008.

2.	Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assetswhich is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company has determined that this new standard did not have a material effect on its financial statements.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements which establish a new Section for accounting for non-controlling interest in a subsidiary. The Company is currently evaluating the impact of these new standards.

Financial Instruments – Disclosures
In June 2009, the CICA amended section 3862, “Financial Instruments –Disclosures”, to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, with early adoption permitted. The Company will apply these amendments for its 2009 annual consolidated financial statements. The impacts of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

3.	Mineral Interests
Expenditures on projects during the six-month periods ended June 30, 2009 and 2008 were as follows (000‘s):

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Expenditures Quarter 2, 2009	Balance, June 30, 2009

Courageous Lake	$21,908	$34	$227	$22,169
KSM	36,140	1,687	3,711	41,538
Castle Black Rock	516	-	(8)	508
Grassy Mountain	3,469	63	29	3,561
Hog Ranch	1,277	-	(567)	710
Quartz Mountain	452	-	11	463
Red Mountain	1,407	13	17	1,437
Pacific Intermountain Gold	3,448	24	263	3,735
Other Nevada projects	412	-	17	429

	$69,029	$1,821	$3,700	$74,550

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Expenditures Quarter 2, 2008	Balance, June 30, 2008

Courageous Lake	$21,091	$76	$319	$21,486
KSM	25,315	535	2,685	28,535
Castle Black Rock	473	-	-	473
Grassy Mountain	3,362	47	1	3,410
Hog Ranch	1,206	1	-	1,207
Quartz Mountain	451	-	-	451
Red Mountain	1,111	74	48	1,233
Pacific Intermountain Gold	3,000	39	315	3,354
Other Nevada projects	343	-	-	343
Noche Buena, Mexico	6,316	1,851	56	8,223

	$62,668	$2,623	$3,424	$68,715

In February 2009, the Company signed a letter for an option of the Hog Ranch property to Icon Industries Ltd. (“ICON”). The terms of the agreement require ICON to issue 1 million common shares, pay $500,000 on closing, issue a further 1 million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange. In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received. During the current quarter, ICON issued the first 1 million shares and paid the $500,000. These amounts have been credited against mineral interest costs.

In March 2009, the Company signed a letter of intent to sell the Castle Black-Rock and its early-stage Nevada properties including the Pacific Intermountain properties to Cortez Resources Corp. a capital pool company. In April 2009, Cortez paid the Company $20,000 which permitted them a 60-day period to complete a formal agreement which required a further payment of $2.9 million in cash and the issuance of 10 million shares of Cortez on closing. In July 2009, the terms of the agreement were amended and the proposed closing of the transaction was changed to September 30, 2009. The agreement was amended regarding the 10 million shares of Cortez to be issued which now requires the issuance of 5 million shares of Cortez and a $1.25 million 3 year, non-interest bearing convertible debenture. In consideration of the amendment, Cortez paid an additional US$80,000 and agreed to fund property maintenance costs through September 30, 2009 amounting to approximately US$410,000.

In May 2009, the Company completed an option agreement on part of the Quartz Mountain property. To earn a 50% interest in the project, the optionee must complete $500,000 in exploration expenditures by December 31, 2010 and issue 200,000 shares to the Company over the period (50,000 shares issued). The optionee would have the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years of such election.

In June 2009, the Company signed a letter of intent to sell the Red Mountain project for $7 million in cash and a three-year $5 million 3% convertible debenture. In connection with this agreement, the Company would also recoup its $1 million reclamation deposit on closing, which is expected by September 30, 2009.

In July 2009, the Company agreed to acquire approximately 8,975 hectares of minerals claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure land. The terms of the agreement require the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years. The property would also be subject to a 4.5% net smelter royalty.

4.	Share Capital
(a) Common shares were issued during the six-month period ended June 30, 2009 as follows:

	Shares	Amount (,000)

Balance, December 31, 2008	37,348,685	$110,221
For cash, exercise of stock options	62,500	526
Value of options exercised	-	163

Balance, June 30, 2009	37,411,185	$110,910

(b) Stock Options

At the Annual Meeting of Shareholders held in June 2009, it was agreed that the options which may be issued under the stock option plan would be increased by 800,000. Shareholders also approved the 425,000 options granted to directors in December 2008. These options only vest when the Company enters into a significant transaction involving its interest in the Courageous Lake project or the KSM project or both, including the acquisition of a majority interest in the Company. Consequently no value has been placed on these options as the vesting provisions have not been met.

During the six-month period ended June 30, 2009, 25,000 five-year options were granted to an employee and 15,000 one-year options were granted to a consultant. The employee options vest in March 2010 and the consultant options vested immediately.

The weighted average exercise price of the 40,000 options which were granted in 2009 was $24.44 and the fair value has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in an expense of $469,615 of which $259,218 was expensed during the period and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	77%
Risk free rate of return	1.63%
Expected life of options	3.5 years

A summary of the status of the plan at June 30, 2009 and changes during the period are presented below:

	Shares	Amount

Outstanding, December 31, 2008	1,427,500	$6,034,000
Granted	40,000	259,000
Exercised	(62,500)	(162,000)
Expired	(15,000)	(107,000)
Value of prior years options vested	-	457,000

Outstanding, June 30, 2009	1,390,000	$6,481,000

5.	Related Party Transactions
During the six-month period ended June 30, 2009, a private company controlled by a director of the Company was paid $7,200 (Quarter 2 – $2,800) (2008 – $7,100 and $3,500) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $100,000 (Quarter 2 – $50,000) (2008 – $100,000 and $50,000) for corporate consulting services rendered and a third director was paid $11,200 (Quarter 2 – $6,200) (2008 – $8,000 and $4,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.